SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒       No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☒       No ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☒       No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-_____________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 27, 2007, announcing an agreement pursuant to which Dassault Systèmes would acquire ICEM.

Dassault Systèmes to Acquire ICEM

Expanding CATIA Design Excellence

Paris, France – April 27, 2007 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, and ICEM, the leading provider of styling, high-quality surface modeling and rendering solutions, today announced an agreement pursuant to which Dassault Systèmes would acquire ICEM, thus extending CATIA leadership to the broad and highly diversified styling communities. The proposed acquisition, for an estimated price of 51.4 million Euros, should be completed in June subject to specific closing conditions. The transaction, to be paid in cash, is expected to be non dilutive on DS non-GAAP earnings.

“Aesthetics and design quality create emotions and are key contributors to product success and brand recognition. With ICEM’s unique set of technologies and expertise in this domain combined with DS’s recognized leadership in 3D and PLM, customers will benefit from a new level of integrated process performance from styling concepts to final shape,” says Bernard Charlès, president and CEO, Dassault Systèmes. “High quality design is an opportunity for DS’s customers to innovate and differentiate themselves. CATIA’s cutting edge shaping capabilities provide unique competitive advantage for our customers in all industries.”

The automotive industry has spearheaded putting aesthetics at the heart of the engineering process. One of the most critical steps is the “Class A Surface” process, which creates perfect surfaces from styling sketches. ICEM is recognized as an undisputable leader in this domain, providing top-end solutions. ICEM’s customers are prestigious automotive OEMs (including Ford, VW, BMW, Porsche, PSA, Renault, Nissan), design companies (such as Guigiaro/ITALDesign, Pininfarina, Bertone) and consumer goods companies (such as Polaris and Electrolux).

“The transaction results from a strong partnership built upon our joint passion for design, innovation and commitment to customer excellence,” says Lee Cureton, president and CEO, ICEM. Marrying ICEM’s automotive and industrial design know-how with DS’s PLM savoir-faire and market penetration is an exciting opportunity to expand the reach of ICEM’s technologies to strategic markets, including aerospace, high-tech, luxury and consumer goods.”

DS has invested massively in “Capture and Reuse” technologies allowing customers to create alternative designs and innovate at the speed of light. This generative approach, aligned with ICEM’s unique technology, will bring real competitive advantages to customers. The joined R&D forces will work together to create the next generation of concept styling and production surfacing solutions.

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About ICEM

With its headquarters in the UK, ICEM is the leading worldwide developer of advanced surface modelling, design and visualisation software. ICEM software is a key component of the product lifecycle management (PLM) software environments of many of the world’s leading automotive and aerospace manufacturers and their suppliers. With a worldwide network of sales and support offices and specialist distributors, ICEM’s principal market sector is the worldwide automotive industry. Here it includes most of the leading manufacturers among its customers, including the Ford Motor Company, DaimlerChrysler Group, Volkswagen Audi Group, Porsche, BMW, PSA Peugeot Citroën, Renault and Nissan. For more information see www.icem.com

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

ICEM Press Contact:

Kate Mills

+44 (0)2380 604030

e-mail: kate.mills@icem.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 27, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration